SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       ----------------------------------

                   For the fiscal year ended December 31, 2002

                          Commission File Number 0-692

                      NORTHWESTERN CORPORATION 401(K) PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104



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NORTHWESTERN CORPORATION
401(k) plan (formerly Variable Investment Plan)

Financial Statements for the Years Ended
December 31, 2002 and 2001, Supplemental
Schedule as of December 31, 2002, and
Independent Auditors' Report



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NORTHWESTERN CORPORATION 401(k) PLAN
(formerly Variable Investment Plan)



TABLE OF CONTENTS
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                                                                                         Page

INDEPENDENT AUDITORS' REPORT                                                               1

FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED
    DECEMBER 31, 2002 and 2001:
  Statements of Net Assets Available for Benefits                                          2
  Statements of Changes in Net Assets Available for Benefits                               3
  Notes to Financial Statements                                                            4

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS
    OF FORM 5500 AS OF DECEMBER 31, 2002 -
  Schedule H, Line 4i - Schedule of Assets (Held At End of Year)                           8


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INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
NORTHWESTERN CORPORATION 401(k) PLAN

We have audited the accompanying statements of net assets available for benefits of the NORTHWESTERN CORPORATION 401(k) PLAN (formerly Variable Investment Plan) (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis of the December 31, 2002 basic financial statements and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic December 31, 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 18, 2003


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NORTHWESTERN CORPORATION 401(k) PLAN
(formerly Variable Investment Plan)


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------------------------
                                                                       2002           2001
ASSETS:
  Investments, at fair value:
    Mutual funds                                                   $ 22,759,064   $ 26,015,016
    Common stock                                                        683,760      1,867,935
    Participant loans                                                   780,487        817,238
                                                                   ------------   ------------
      Total investments at fair value                                24,223,311     28,700,189

  Contributions receivable:
    Employee                                                            109,331         72,457
    Employer                                                             31,674         26,862
                                                                   ------------   ------------
                                                                        141,005         99,319

  Cash and cash equivalents                                              75,391             14
  Pending transactions                                                  (75,856)           (14)
  Accrued interest and dividends                                          1,918             40
                                                                   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                                  $ 24,365,769   $ 28,799,548
                                                                   ============   ============


See notes to financial statements.


                                       2
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NORTHWESTERN CORPORATION 401(k) PLAN
(formerly Variable Investment Plan)


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------------------------
                                                                       2002           2001
ADDITIONS:
  Employee contributions                                           $  1,864,817   $  1,917,194
  Employer contributions                                                653,806        738,730
  Rollovers                                                              20,664         92,532
  Interest and dividends                                                620,555        471,778
                                                                   ------------   ------------
                                                                      3,159,842      3,220,234

DEDUCTIONS:
  Payments to participants                                           (2,999,795)    (2,898,076)
  Net depreciation in fair value of investments                      (4,593,826)    (1,337,995)
  Administrative expenses                                                    -          (1,350)
                                                                   ------------   ------------
         Total deductions                                            (7,593,621)    (4,237,421)
                                                                   ------------   ------------
         Net decrease                                                (4,433,779)    (1,017,187)

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR                                                  28,799,548     29,816,735
                                                                   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                                                      $ 24,365,769   $ 28,799,548
                                                                   ============   ============


See notes to financial statements.

NORTHWESTERN CORPORATION 401(k) PLAN
(formerly Variable Investment Plan)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The NORTHWESTERN CORPORATION 401(k) PLAN (the Plan), formerly known as the Variable Investment Plan, is a defined contribution plan sponsored and administrated by NorthWestern Corporation (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

      Eligibility - Any employee shall be eligible to participate in the Plan as of the earliest to occur of: (a) the first day of the month coincident with or next following the date of commencement of employment with the Company if such employee is scheduled to complete at least 1,000 hours of service during the plan year, (b) the date the employee is first scheduled to complete at least 1,000 hours of service during a plan year following employment with the Company, and (c) the employee's completion of 1,000 hours of service during a plan year.

      Contributions - The Plan allows employees to contribute to the Plan through payroll deductions between 1% and 20% of their compensation not to exceed the maximum limit set by law, which was $11,000 for 2002,with a $1,000 catch-up provision, and $10,500 for 2001. Employees are 100% vested in their account immediately upon their effective date of participation. An employee or former employee whose employment or reemployment with the Company commences on or after November 1, 1998 shall automatically become a participant in the Plan and shall have entered into a salary reduction agreement with the Company that provides for elective contributions in an amount equal to 2% of their compensation until modified or revoked.

      The Company will contribute an amount equal to the participant's contribution up to 1% of the participant's defined compensation, plus 50% of the participant's contribution to the Plan between 2% and 6% of compensation.

      Recordkeeper and Custodian - Boston Safe Deposit and Trust Company (Mellon) is the participant recordkeeper and custodian of the Plan's net assets.

      Distributions - Distributions to participants represent the amounts paid to withdrawing participants in single lump-sum amounts or installments as long as their account balance is over $5,000. Participants with account balances under $5,000 are automatically paid out in the form of a lump-sum payment. These distributions are paid upon the participant's death, retirement, disability, or termination of employment. Distributions also include payments to participants electing to receive a hardship distribution. Early withdrawals may be currently subject to an additional tax by the Internal Revenue Service.

      Plan Amendment and Termination - Although it has not expressed any intent to do so, the Company has the right under the plan agreement to amend or terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.


                                       4
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2.    SIGNIFICANT ACCOUNTING POLICIES

      Accounting Method - The accounting records of the Plan are maintained on the accrual basis.

      Investments - Investments are recorded at fair value as determined by the custodian.

      Unrealized appreciation (depreciation) represents the change during the year in the difference between fair value and the original cost of investments and is included in net depreciation in fair value of investments in the statements of changes in net assets available for benefits.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.    INVESTMENTS

      Amounts contributed to the Plan may be invested in any of 14 investment options selected by the participants.

      The current value of individual investments that represent 5% or more of the Plan's net assets is as follows for the year ended December 31:

                                                          Current Value
                                                    -------------------------
                                                       2002           2001

      NorthWestern Corporation common stock                       $ 1,827,585
      Dreyfus Cash Management                       $ 6,163,531     6,860,911
      Vanguard Bond Index Fund                        2,947,446     2,974,400
      Dodge & Cox Stable Fund                         6,307,100     7,299,564
      Wells Fargo Large Company Growth Fund           2,869,214     4,104,039
      Wasatch Small Cap Growth Fund                   2,048,989     2,904,818

      During 2002, the Plan's investments (including realized gains and losses) depreciated in value by $4,593,826 as follows:

      NorthWestern Corporation common stock                        $ 1,434,131
      Mutual funds                                                   3,159,695
                                                                   -----------
                                                                   $ 4,593,826
                                                                   ===========

4.    LOANS TO PARTICIPANTS

      Participants may borrow from their total account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their total account balance, whichever is less. At December 31, 2002 and 2001 loans outstanding were $780,487 and $817,238, respectively, with interest rates ranging from 5.25% to 11.5% and 6.0% to 11.5%, respectively. All loans must have a


                                       5
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      definite repayment period not to exceed five years. However, if the loan is used to acquire a principal residence, the loan may be repaid over a ten-year period of time.

5.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

6.    RELATED-PARTY TRANSACTIONS

      The Plan's ownership of the NorthWestern Corporation common stock qualifies as an exempt party-in-interest transaction.

7.    RISKS AND UNCERTAINTIES

      The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.


                                       6
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SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500



                                       7
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NORTHWESTERN CORPORATION 401(k) PLAN
(formerly Variable Investment Plan)


(EMPLOYER IDENTIFICATION NUMBER:  46-0172280) (PLAN NUMBER:  003)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2002
----------------------------------------------------------------------------------------------
                                                                   Historical        Current
                 Investment                                           Cost            Value

TBC Pooled Liquidity Fund                                               **        $     44,439
NorthWestern Corporation common stock*                                  **             639,321
Dreyfus Cash Management                                                 **           6,163,531
Vanguard Fixed Income Short Term Corporate Fund                         **             334,374
Vanguard Bond Index Fund                                                **           2,947,446
Vanguard Institutional Index Fund                                       **             352,867
Dodge & Cox Stable Fund                                                 **           6,307,100
Wells Fargo Large Company Growth Fund                                   **           2,869,214
Dreyfus Mid Cap Value Fund                                              **             538,758
Putnam Vista Fund                                                       **             112,223
United Asset Management ICM Small Company Fund                          **             616,846
Wasatch Small Cap Growth Fund                                           **           2,048,989
Dreyfus Growth and Value International Fund                             **             373,085
Putnam International Growth Fund                                        **              94,632
Participant loans (interest from 5.25% to 11.5% and maturity
  dates ranging from January 31, 2003 to December 31, 2012)*            **             780,486
                                                                                  ------------
                                                                                  $ 24,223,311
                                                                                  ============

*  Known party-in-interest
** Historical cost is omitted for participant-directed investments.


                                       8


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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                 NORTHWESTERN CORPORATION 401(K) PLAN


Date: June 27, 2003              By  /s/ Gary G. Drook
     ---------------------          --------------------------------------------
                                    Gary G. Drook
                                    Chief Executive Officer


Date: June 27, 2003              By  /s/ Kipp D. Orme
     ---------------------          --------------------------------------------
                                    Kipp D. Orme
                                    Vice President and Chief Financial Officer